DIVISION LETTERHEAD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


      					April 20, 2005

Mr. James G. Ivey
Chief Financial Officer
MarkWest Hydrocarbon, Inc.
155 Inverness Drive West, Suite 200
Englewood, CO  80112-5000

Re:	Item 4.02 Form 8-K
	Filed April 15, 2005
	File No. 001-14841

Dear Mr. Ivey:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.
1. We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

	You should file an amendment to the Form 8-K in response to this comment on or before April 27, 2005.

	If you have any questions, please call April Sifford at (202)
942-2983.

							Sincerely,


							April Sifford
							Branch Chief